EXHIBIT 99.1
LJ INTERNATIONAL INC.
INDEX

LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE DATA)

	As of	As of
	March 31	December 31
	2006	2005
	(Unaudited)
	US$	US$
ASSETS

Current assets:

Cash and cash equivalents	3,429	4,796

Restricted cash	5,371	5,839

Trade receivables, net of allowance for doubtful accounts (US$212 as of March 31, 2006 and December 31, 2005)	17,154	24,960

Derivatives	3,981	2,034

Investment in capital guaranteed fund	2,496	2,496

Inventories	59,484	55,941

Prepayments and other current assets	2,879	2,538

Total current assets	94,794	98,604

Properties held for lease, net	1,387	1,400

Property, plant and equipment, net	6,486	6,221

Due from related parties	189	484

Goodwill, net	1,521	1,521

Total assets	104,377	108,230

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:

Bank overdrafts	2,518	2,028

Notes payable	3,282	3,079

Capitalized lease obligation, current portion	77	20

Letters of credit, gold and other loans	25,677	32,643

Derivatives	5,494	3,567

Trade payables	10,745	12,168

Accrued expenses and other payables	6,492	7,280

Due to related parties	—	1,910

Income taxes payable	259	201

Deferred taxation	154	154

Total current liabilities	54,698	63,050

Other payables, non-current	347	43

Total liabilities	55,045	63,093

	As of	As of
	March 31	December 31
	2006	2005
	(Unaudited)
	US$	US$
Minority interest	137	129

Stockholders’ equity

Common stocks, par value US$0.01 each, Authorized — 100 million shares, Issued —
17,051,203 shares as of March 31, 2006; 15,521,203 shares as of December 31, 2005	171	155

Additional paid-in capital	35,268	31,419

Accumulated other comprehensive loss	(156)	(156)

Unearned compensation	(19)	(19)

Retained earnings	13,931	13,609

Total stockholders’ equity	49,195	45,008

Total liabilities and stockholders’ equity	104,377	108,230

See accompanying notes to the condensed consolidated financial statements.

LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three months ended
	March 31
	2006	2005
	US$	US$
Operating revenue	24,155	17,439
Costs of goods sold	(18,332)	(13,789)

Gross profit	5,823	3,650

Selling, general and administrative expenses	(4,809)	(3,619)

Operating income	1,014	31

Other revenue and expense
Other revenues	112	36
Share of results of investment securities	—	215
Interest expenses	(721)	(324)

Income (Loss) before income taxes, minority interest and extraordinary gain	405	(42)
Income taxes	(74)	(102)

Income (Loss) before income taxes and extraordinary gain	331	(144)
Minority interest	(9)	—

Income (Loss) before extraordinary gain	322	(144)
Extraordinary gain on negative goodwill	—	393

Net income	322	249

Numerator:
Net income used in computing basic and diluted earnings per share	322	249

Denominator:
Weighted average number of shares used in calculating basic earnings per share	16,044,025	12,884,380
Effect of dilutive potential ordinary shares:
Warrants and stock options	1,151,613	851,272

Weighted average number of shares used in calculating diluted earnings per share	17,195,638	13,735,652

Earnings per share:
Basic	0.02	0.02

Diluted	0.02	0.02

See accompanying notes to the condensed consolidated financial statements.

LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
(UNAUDITED)
(IN THOUSANDS EXCEPT SHARE DATA)
Three months ended March 31, 2006

	Common Stock			Accumulated
			Additional	Other
			Paid-in	Comprehensive	Unearned	Retained
	Shares	Par Value	Capital	Loss	Compensation	Earnings	Total
		US$	US$	US$	US$	US$	US$
Balance as of December 31, 2005	15,521,203	155	31,419	(156)	(19)	13,609	45,008

Comprehensive income:

Net income						322	322

Issuance of common stock upon exercise of stock options	1,030,000	11	2,074				2,085

Issuance of common stock upon exercise of warrants	500,000	5	1,735				1,740

Compensation costs for warrants granted			40				40

Balance as of March 31, 2006	17,051,203	171	35,268	(156)	(19)	13,931	49,195

See accompanying notes to the condensed consolidated financial statements.
LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
(UNAUDITED)
(IN THOUSANDS EXCEPT SHARE DATA)
Three months ended March 31, 2005

	Common Stock			Accumulated
			Additional	Other
			Paid-in	Comprehensive	Unearned	Retained
	Shares	Par Value	Capital	Loss	Compensation	Earnings	Total
		US$	US$	US$	US$	US$	US$
Balance as of December 31, 2004	12,304,658	123	23,382	(151)	(37)	10,171	33,488

Net income						249	249

Translation adjustment				(24)			(24)

Comprehensive income							225

Issuance of common stock upon exercise of stock options	805,000	8	2,402				2,410

Balance as of March 31, 2005	13,109,658	131	25,784	(175)	(37)	10,420	36,123

See accompanying notes to the condensed consolidated financial statements.

LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
(IN THOUSANDS)

	Three months ended
	March 31
	2006	2005
	US$	US$
Cash flows from operating activities:
Net income	322	249
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and impairment loss on property, plant and equipment	393	326
Unrealised gain on derivatives	(20)	—
Share of results of investment securities	—	(215)
Extraordinary gain on negative goodwill	—	(393)
Compensation costs for warrants granted	40	—
Minority interest	9	—
Changes in operating assets and liabilities:
Trade receivables	7,806	3,332
Inventories	(3,543)	(177)
Prepayments and other current assets	(342)	839
Due from related parties	295	—
Trade payables	(1,423)	(2,773)
Accrued expenses and other payables	(730)	(1,155)
Due to related parties	(1,910)	—
Letters of credit	(6,966)	(5,462)

Net cash used in operating activities	(6,069)	(5,429)

Cash flows from investing activities:
Change in restricted cash	468	(873)
Cash acquired from subsidiaries	—	175
Purchase of property, plant and equipment	(279)	(708)

Net cash provided by (used in) investing activities	189	(1,406)

Cash flows from financing activities:
Change in bank overdrafts	490	2,312
Proceeds from issuance of shares upon exercise of stock options	2,085	2,410
Proceeds from issuance of shares upon exercise of warrants	1,740	—
Loans acquired	898	1,486
Repayment of loans	(695)	(1,060)
Repayment of capitalized leases	(5)	(6)

Net cash provided by financing activities	4,513	5,142

Net decrease in cash and cash equivalents	(1,367)	(1,693)
Cash and cash equivalents, at beginning of period	4,796	3,228

Cash and cash equivalents, at end of period	3,429	1,535

Supplemental disclosure:
Cash paid during the period for:
Interest	637	290
Income taxes paid	16	77

Non-cash transactions:
Purchase of property, plant and equipment under capitalized leases	366	—

See accompanying notes to the condensed consolidated financial statements.

LJ INTERNATIONAL INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(INFORMATION SUBSEQUENT TO DECEMBER 31, 2005 IS UNAUDITED)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
LJ International Inc. (the “Company”) and its subsidiaries (collectively the “Group”) are principally involved in the design, manufacture, marketing and sale of precious and colored gemstones jewelry as well as diamond jewelry. While the Company is based in Hong Kong, its manufacturing operations are in the People’s Republic of China (“PRC”) and most of its sales are currently in the United States of America (“US”). The Group also owns certain commercial and residential properties located in Hong Kong, which are held primarily for investment purposes.
The unaudited condensed consolidated financial statements included the accounts of LJ International Inc. and its subsidiaries. All material intercompany accounts and transactions have been eliminated on consolidation. The accompanying unaudited first quarter condensed consolidated financial statements and related notes should be read in conjunction with the financial statements and related notes included in the Company’s annual report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on March 28, 2006.
The information furnished reflects, in the opinion of the management of the Company, all adjustments, consisting of normal recurring accruals, which are necessary to present a fair statement of the results for the first quarter presented.
The first quarter figures are not necessarily indicative of the results to be expected for the fiscal year due to the seasonal nature of the business.
Certain prior period amounts have been reclassified to conform to current period presentation.

2.	INVENTORIES
Inventories consist of:

	As of	As of
	March 31 2006	December 31
	2006	2005
	US$'000	US$'000
Raw materials	39,965	38,676
Work-in-progress	2,354	2,214
Finished goods	17,165	15,051

	59,484	55,941

3.	STOCK BASED COMPENSATION
The 1998 Stock Compensation Plan
Effective June 1, 1998, the Company adopted and approved the 1998 Stock Compensation Plan. The purpose of the plan is to:
•	encourage ownership of the common stock by the Company’s officers, directors, employees and advisors;
•	provide additional incentive for them to promote the Company’s success and the Company’s business; and
•	encourage them to remain in employment by providing them an opportunity to benefit from any appreciation of the Company’s common stock through the issuance of stock options.

Options constitute either incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended, or options which constitute nonqualified options at the time of issuance of such options. The plan provides that incentive stock options and/or nonqualified stock options may be granted to our officers, directors, employees and advisors selected by the compensation committee. A total of 4,000,000 shares of common stock are authorized and reserved for issuance during the term of the plan, which expires in June 2008. The compensation committee has the sole authority to interpret the plan and make all determinations necessary or advisable for administering the plan. The exercise price for any incentive option must be at least equal to the fair market value of the shares as of the date of grant. Upon the exercise of the option, the exercise price must be paid in full either in cash, shares of our stock or a combination. If any option is not exercised for any reason, such shares shall again become available for the purposes of the plan.
On October 17, 2000, the Company offered each option holder the opportunity to cancel all or some of the stock options previously granted in exchange for the granting on April 30, 2001 of options to acquire an equal number of shares with an exercise price equal to the then last sale price of the stock on April 30, 2001, for a new term of seven years expiring April 30, 2008.
As of March 31, 2006, 2,844,500 options had been exercised and the following options to purchase             shares of our common stock under the plan remained outstanding:
•	stock options to purchase 734,000 and 30,000 shares at $2.00 per share through April 30, 2008 and June 30, 2013 respectively, and 391,500 shares of $2.25 per share through April 30, 2008, of which 868,500 shares are held by our directors and officers as a group.
The 2003 Stock Compensation Plan
Effective July 1, 2003, we adopted and approved the 2003 Stock Compensation Plan, which our shareholders approved on December 5, 2003. The purpose of the plan is to:
•	encourage ownership of the common stock by the Company’s officers, directors, employees and advisors;
•	provide additional incentive for them to promote the Company’s success and the Company’s business; and
•	encourage them to remain in employment by providing them an opportunity to benefit from any appreciation of the Company’s common stock through the issuance of stock options.
Options constitute either incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended, or options which constitute nonqualified options at the time of issuance of such options. The plan provides that incentive stock options and/or nonqualified stock options may be granted to our officers, directors, employees and advisors selected by the compensation committee. A total of 4,000,000 shares of common stock are authorized and reserved for issuance during the term of the plan, which expires in June 2013. The compensation committee has the sole authority to interpret the plan and make all determinations necessary or advisable for administering the plan. The exercise price for any incentive option or nonqualified option may be less than the fair market value of the shares as of the date of grant. Upon the exercise of the option, the exercise price must be paid in full either in cash, shares of our stock or a combination. If any option is not exercised for any reason, such shares shall again become available for the purposes of the plan.
As of March 31, 2006, 2,875,000 options had been exercised and the following options to purchase shares of our common stock under the plan remained outstanding:
•	stock options to purchase 1,103,000 shares at $2.00 per share through June 30, 2013 and 22,000 shares at $2.25 per share through April 30, 2008, of which 330,000 shares are held by our directors and officers as a group.

The 2005 Stock Compensation Plan
Effective July 1, 2005, we adopted and approved the 2005 Stock Compensation Plan, which our shareholders approved on September 26, 2005. The purpose of the plan is to:
•	encourage ownership of the common stock by the Company’s officers, directors, employees and advisors;
•	provide additional incentive for them to promote the Company’s success and the Company’s business; and
•	encourage them to remain in employment by providing them an opportunity to benefit from any appreciation of the Company’s common stock through the issuance of stock options.
Options constitute either incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended, or options which constitute nonqualified options at the time of issuance of such options. The plan provides that incentive stock options and/or nonqualified stock options may be granted to our officers, directors, employees and advisors selected by the compensation committee. A total of 4,000,000 shares of common stock are authorized and reserved for issuance during the term of the plan, which expires in June 2015. The compensation committee has the sole authority to interpret the plan and make all determinations necessary or advisable for administering the plan. The exercise price for any incentive option or nonqualified option may be less than the fair market value of the shares as of the date of grant. Upon the exercise of the option, the exercise price must be paid in full either in cash, shares of our stock or a combination. If any option is not exercised for any reason, such shares shall again become available for the purposes of the plan.
As of March 31, 2006, no options had been granted under the plan.
As of December 31, 2005, the Company recorded compensation expense for stock-based employee compensation plans using the intrinsic value method pursuant to APB Opinion No. 25 in which compensation expense was measured as the excess of the market price of the stock over the exercise price of the award on the measurement date. Compensation expense was charged to income as when incurred if the benefit was fully vested at the date of grant or was recognized proportionately over the vesting period. No compensation expense was recognized for these stock options granted to employees at exercise price which was same as or higher than the market price of the underlying stock on the date of grant.
Effective for the fiscal year beginning January 1, 2006, the Company will adopt the provisions of SFAS No. 123R, which requires all companies to measure compensation cost for all share-based payments at fair value.

LJ INTERNATIONAL INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(INFORMATION SUBSEQUENT TO DECEMBER 31, 2005 IS UNAUDITED)
We are a totally vertically integrated company that designs, brands, markets and distributes a complete range of fine jewelry. While we specialize in the colored jewelry segment, we also offer high-end pieces set in yellow gold, white gold, platinum or sterling silver and adorned with colored stones, diamonds, pearls and precious stones. We distribute mainly to fine jewelers, department stores, national jewelry chains and TV shopping channels and discount chain stores throughout North America, Western Europe and Japan. Our product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.
We believe that our vertically integrated structure provides significant advantages over our competitors. All profits from value added processes are captured internally, rather than shared with third party manufacturers. This results in very competitive pricing for the retailer and enhanced profits for us. Innovative processes in stone cutting and manufacturing further enhance our competitive position.
We employ an international design team and all of our designs and merchandising strategies are proprietary. Our exclusive and innovative concepts that we create offer brand potential. Our primary marketing focus has been in North America where we have sold directly to certain high volume customers who need specialized product development services and through a marketing relationship with International Jewelry Connection (IJC) for those customers that need higher levels of service and training.
We organize our marketing and distribution strategies by retail distribution channels. Concepts are developed for the specific needs of different market segments. We have identified the following as prime retail targets:
•	fine jewelers;
•	national jewelry chains;
•	department stores;
•	TV shopping channels; and
•	discount chain stores.
RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED
MARCH 31, 2006 AND MARCH 31, 2005
Net sales for the three months period ended March 31, 2006 were approximately $24,155,000, an increase of 38.5% from net sales of approximately $17,439,000 for the same period last year. The increase in sales was primarily due to the acceptance of new products, the addition of new customers and the increase in orders from existing customers.
Gross profit margin remained at approximately 24.1% of net sales for the three months period ended March 31, 2006 compared to approximately 23.2% for year ended December 31, 2005.
Selling, general and administrative expenses for the three months period ended March 31, 2006 were approximately $4,809,000 or 19.9% of net sales compared to approximately $3,619,000 or 20.8% of net sales for the same period last year.
Interest expenses for the three months period ended March 31, 2006 were approximately $721,000 or 3% of net sales compared to approximately $324,000 or 1.9% of net sales for the same period last year. The increase was primarily due to increased utilization level of credit line facilities as working capital, and the continuous increase in interest rate.
As a result of the above factors, the Company had a net income for the three months period ended March 31, 2006 of $322,000 representing an increase of 29.3% from $249,000 for the same period last year.
Basic and diluted earning per share for the three months period ended March 31, 2006 and March 31, 2005 were $0.02.

LIQUIDITY AND CAPITAL RESOURCES
We have no direct business operations other than the ownership of our subsidiaries and investment securities. Our ability to pay dividends and meet other obligations depends upon our receipt of dividends or other payments from our operating subsidiaries and investment securities. There are currently no known restrictions on our subsidiaries and investment securities to pay dividends to us; however, we do not currently intend to pay dividends to our shareholders.
Cash Flows:
Operating Activities:
Net cash used in operating activities during the three months period ended March 31, 2006 was $6,069,000, compared to net cash used in operating activities of $5,429,000 in the same period last year. The net cash flow from operating activities reflected the accumulation of inventory in anticipation of significant increase in sales, and the build up of inventory for the growing retail business in Hong Kong, Macau and China. The rise in cost of gold and gemstones also attributed to the increase in net cash used in operating activities.
Investing Activities:
Net cash provided by investing activities during the three months period ended March 31, 2006 was $189,000, compared to net cash used in investing activities of $1,406,000 in the same period last year. It was primarily attributed to the capital expenditures, and change in restricted cash to secure banking facilities.
Financing Activities:
Net cash provided by financing activities during the three months period ended March 31, 2006 was $4,513,000, which represented the increase of bank overdrafts, proceeds from issuance of shares upon exercise of stock options and warrants, new bank loans acquired, and offset by the repayment of matured bank loans. For the same period last year, net cash provided by financing activities was $5,142,000.
Financing Sources:
Banking Facilities and Notes Payables:
We have various letters of credit and overdraft under banking facilities. The banking facilities are collateralized by land and buildings, investment properties, restricted cash deposits, factored receivables and personal guarantees of a director.
     Letters of Credit, overdrafts and others:

	As of	As of
	March 31	December 31
	2006	2005
	US$'000	US$'000
Facilities granted:
Letters of credit	36,969	31,533
Overdraft	3,590	3,461

	40,559	34,994

Utilized:
Letters of credit	14,921	21,887
Overdraft	2,518	2,028

	17,439	23,915

The letters of credit and bank overdrafts are denominated in H.K. dollars and U.S. dollars, bear interest at the floating commercial bank lending rates in Hong Kong, and are renewable annually with the consent of the relevant banks.

     Notes payable:

	As of	As of
	March 31	December 31
	2006	2005
	US$'000	US$'000
Notes payable	3,282	3,079

We have term loans classified under notes payable which are related to the Group’s properties. These loans are denominated in H.K. dollars and Renminbi, bear interest at pre-fixed rates in Hong Kong and China upon renewal.
Gold Loan Facilities:

	As of	As of
	March 31	December 31
	2006	2005
	US$'000	US$'000
Gold loan outstanding (in $)	10,756	10,756

Gold loan outstanding (in troy ounces)	27,920	27,920

Gold loan interest rate	2.4%-2.6%	2.4%-2.6%
We have also secured “gold loan” facilities with various banks in Hong Kong, which bear a below-market interest rate. Due to lower interest rates charged for gold loans, our cost through our gold loan program has been substantially less than the costs that would have been incurred if we were to finance the purchase of all of our gold requirements with borrowings under our letter of credit facility or other credit arrangements. The gold loan, however, does expose us to certain market risks associated with potential future increases in the price of gold, so in 2003, we have put in place mechanisms to hedge against such risks. Under the gold loan arrangements, we may defer the purchase until such time as we deem appropriate, the price to be paid being the current market price at time of payment. At the close of each reporting period, the gold loan is valued at fair value with changes reflected on the income statement.
FORWARD LOOKING STATEMENTS
This Quarterly Report contains certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include the words “believe,” “expect,” “plans” or similar words and are based in part on the Company’s reasonable expectations and are subject to a number of factors and risks, many of which are beyond the Company’s control. Actual results could differ materially from those discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as a result of any of the following factors:
a)	general economic conditions and their impact on the retail environment;

b)	fluctuations in the price of gold and other metals used to manufacture the Company’s jewelry;

c)	risks related to the concentration of the Company’s customers, particularly the operations of any of its top customers;

d)	variability of customer requirements and the nature of customers’ commitments on projections and orders; and

e)	the extent to which the Company is able to attract and retain key personnel.
In light of these uncertainties and risks, there can be no assurance that the forward-looking statements in this Quarterly Report will occur or continue in the future. Except for its required, periodic filings under the Securities Exchange Act of 1934, the Company undertakes no obligations to release publicly any revisions to these forward looking statements that may reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

LJ INTERNATIONAL INC.
PART II — OTHER INFORMATION
Item 1 and 2
     Not applicable.
Item 3
     QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
     Not applicable.
Item 4 and 5
     Not applicable
Item 6
     (a) Reports On Form 8-K
     Not applicable.